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                                                                    EXHIBIT 5.28

                                                               November 17, 1999

[LOGO OF PCSUPPORT.COM]

Bruce McDonald
4838 6/th/ Avenue
Tsawwassen, BC

Subject: Offer of employment

Dear Bruce:

This letter is to confirm our offer of employment to you as Vice President, Operations reporting to Mike McLean, President and CEO. We are very excited about the opportunity to have you join our organization and look forward to you starting at the earliest convenient time. This offer is open until December 3, 1999.

The base salary for this position will be Cdn $100,000 per annum. In consideration of your situation at Seanix, if you are able to join the company before December 17, 1999 you will receive a $10,000 bonus. In your role as Vice President, Operations, you will be eligible for the standard executive Incentive Bonus plan. This plan currently provides for an annual bonus of up to 50% additional compensation based on the achievement of mutually agreed upon goals. Finally, as an employee of PCsupport.com and under the terms of our employee Stock Option Plan, you will be granted options to purchase 75,000 shares of the company. These options will vest monthly for 36 months. The vesting period will commence upon the successful completion of your probation period.

The first 3 months of your employment will be a probation period. In the event your position is not confirmed at the conclusion of this period, PCsupport.com will not be liable to you for any severance payment, nor for any options. Your compensation plan will be reviewed after the completion of 6 months and future compensation reviews will occur annually.

We expect to have our benefits package in place by January 1, 2000. You will be entitled to 20 vacation days per annum that will be accrued monthly.

As VP, Operations you will work with our CTO and VP Marketing to jointly develop a strategy and vision for our support product offerings. You will then be responsible for delivering these services, likely worldwide, to a high degree of accuracy and reliability. Specifically over the next several months, you will need to develop operational capabilities for our online backup product set including Global Replace and Phoenix. You will also need to implement and manage of number of new service offerings within the PC Support Center both directly to our customers as well as through OEM versions of the product.

If you have any questions about this offer, please do not hesitate to contact me at 258-8460.

Sincerely,

/s/ Mike McLean

Mike McLean
President & CEO

I accept this offer of employment:      /s/ Bruce McDonald
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                                        Bruce McDonald           Date